September 4, 2020

VIA EDGAR

Ronald Alper

Special Counsel

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Ronald Alper Special Counsel Office of Real Estate & Construction

Re:	NavSight Holdings, Inc. Registration Statement on Form S-1 Filed July 24, 2020, as amended File No. 333-240100

Dear Mr. Alper:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of NavSight Holdings, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on September 9, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 1,000 copies of the preliminary prospectus dated August 5, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Macon Thompson
	Name:	Macon Thompson
	Title:	Director

[Signature Page to Underwriter’s Acceleration Request Letter]